Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: January 20, 2022

Kin Insurance Exceeds 2021 Goal for Total Managed Premium, Achieves 320% Year-Over-Year Growth

CHICAGO, IL – January 20, 2022 – Kin Insurance, Inc. (“Kin” or the “Company”), a leading direct-to-consumer homeowners insurance technology company that has entered into a definitive business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA) (“Omnichannel”), today announced select preliminary operating results through the fourth quarter ended December 31, 2021:

●	Kin finished 2021 with $104.8 million in Total Managed Premium[1], four times higher than the $25.0 million of Total Managed Premium at the end of 2020.

●	$99.2 million (95%) of Total Managed Premium in 2021 was written through the Kin Interinsurance Network (the “Carrier”), a reciprocal exchange managed by Kin Insurance, Inc.

●	Premium Renewal Rate[2] on the Carrier remained strong at 102% in December 2021, increasing the Premium Renewal Rate to 97% in 2021, a 400 basis point increase over 2020.

“Kin achieved several remarkable milestones in 2021 – we exceeded our annual goal for total managed premium by 7%, increased our premium renewal rate to 97%, and tripled the number of customers we serve,” said Sean Harper, Chief Executive Officer of Kin. “These results differentiate our business model and signal that our value proposition continues to resonate with people who want more simplicity and customization when it comes to securing essential and affordable coverage.”

“Kin is winning with fast growth, great unit economics, and loyal customers,” said Josh Cohen, Chief Financial Officer of Kin. “We’re equally, if not more excited, about our future growth trajectory as we plan to expand into more geographic markets that will help us reach a larger portion of the approximate $110 billion aggregate home insurance market.”

These preliminary results through December 31, 2021 are based on the information available to us at this time. There are material limitations inherent in making estimates of our results prior to the completion of our normal financial closing procedures and our actual results may vary from the estimated preliminary results presented here due to the completion of our financial closing procedures and final adjustments. The estimated preliminary results have not been audited or reviewed by our independent registered public accounting firm. These estimates should not be viewed as a substitute for our full audited financial statements. Accordingly, you should not place undue reliance on this preliminary data.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the first quarter of 2022. Upon closing, the combined public company will be named Kin Holdings, Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a proxy statement/prospectus in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and offering of Omnichannel’s common stock in connection with the proposed Business Combination. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement that the proxy statement/prospectus is a part of, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

1Total managed premium, a non-GAAP financial measure, is the aggregate written premium placed across all of our business platforms. We calculate total managed premium as the sum of gross written premium and gross placed premium of policies placed with third-party insurance companies, for which we do not retain insurance risk and for which we earn a commission payment, and policy fees charged by us to the policyholders on the effective date of the policy.

2 Premium renewal rate, a non-GAAP financial measure, is defined as premium renewed as a percentage of all premium that went inforce in the prior policy period written through Kin Interinsurance Network (the “Carrier”).

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com

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